EXHIBIT 7.1

June 2, 2014

Board of Trustees
First Trust Dividend and Income Fund (“Fund”)
120 East Liberty Drive, Suite 400
Wheaton, IL  60187

Re:           First Trust Dividend and Income Fund (“Fund” or “FAV”)

Gentlemen:

We appreciate that Fund management, including First Trust CEO James Bowen and Trustee Robert Keith, recently took the time to meet with us, and to hear our views.  We hope that the Fund promptly takes action on the issues we discussed.

We have confidence in the Fund’s future potential, even as the Fund struggles with the results of its troubled past.  We recently crossed the 5% threshold, so we are currently the largest (or second largest) shareholder of the Fund.   (Our Schedule 13D filing for the Securities and Exchange Commission is in process and the Fund will be receiving it shortly.)   In light of our significant investment, we expect that our views will be given due consideration.

In order to avoid any misunderstanding, our key issues are:

1.           Tax Losses.   The Fund holds $67 Million of net capital loss carryforwards (Tax Losses), painfully created by the Fund’s poor investment performance.   (The Fund’s investment performance has been awful, reflected in its 1-star Morningstar rating, putting it in the bottom 10% of similar funds.)  These Tax Losses have significant value.  The Fund should develop a strategy to realize the value of these Tax Losses.   If the Tax Losses expire, starting as early as 2016, without being used, shareholders lose the benefits forever.

2.           Corporate Governance.    Fund Trustees terminated the Fund’s sub-adviser (Aviance) during 2013 due to the Fund’s poor investment performance.    However, First Trust, as the Fund’s investment adviser, is ultimately responsible for performance.   The buck stops with First Trust.   We do not accept the notion that Trustees are fulfilling their responsibility to oversee the shareholder-approved Investment Management Agreement merely by reshuffling sub-advisers from time to time as performance suffers.  [Footnote 1]

3.           Discount from Net Asset Value (NAV).     The Fund currently trades at approximately an 11% discount from NAV (and NAV doesn’t give any value to the Tax Losses).  The Fund has many tools available to narrow the discount (e.g., share repurchases, issuer tender offer, etc.); we encourage the use of these tools.

Some Fund investors may not be interested in staying around for a Tax Losses strategy (see above) to play out.   An issuer tender offer gives dissatisfied shareholders a reasonable opportunity to get out.  If the Fund goes forward with an issuer tender offer, we’d be happy to hold our FAV shares and continue as investors in a smaller fund with the Tax Losses, provided a realistic Tax Losses strategy is in place.

4.           Status Quo Not Acceptable.    The status quo is not acceptable.  Fund Trustees and management need to develop a multifaceted game plan to deal with the Fund’s problems.  We invested in the Fund aware of its troubled history, but with the hope that efforts would be taken to put the Fund on the right path going forward.  [Footnote 2]

We’ve noted previously that there is a disconnect between Fund Trustees and management, on the one hand, and shareholders, on the other hand.   Trustees and management don’t own even a single share of FAV.   Without “skin in the game” we don’t see how Fund Trustees and management will be sufficiently motivated to take the necessary corrective action.

We’d be delighted to meet again with Fund Trustees and management once efforts have been taken to deal with these issues.

Very truly yours,

/s/ Luke E. Sims

Luke E. Sims, Chairman

cc:  David C. Sims

[Footnote 1]

There is no question that First Trust Advisors L.P. (“First Trust”) is ultimately responsible for the Fund’s investment performance.   Shareholders approved an Investment Management Agreement between the Fund and First Trust which provides in Section 9, in relevant part, that:  “Retention of a sub-adviser shall in no way reduce the responsibilities or obligations of [First Trust] under this Agreement and [First Trust] shall be responsible to the Fund for all acts or omission of any sub-adviser in connection with the performance of [First Trust’s] duties hereunder.”

[Footnote 2]

We question the wisdom of the Trustees in recently revising the advisory arrangement with First Trust to allow the Fund to borrow money in order to have First Trust invest in “high yield” debt.   This is a head-scratching move under any circumstances, and particularly when, to the best of our knowledge, First Trust (not a sub-adviser) has not shown any history of performance---superior or otherwise---in this narrow subspecialty.   Since advisory fees paid to First Trust are based on total invested assets (not just equity assets), this change results in the Fund paying higher fees with dubious value to the Fund.